Exhibit 5
FIRST AMENDMENT
TO
AMENDED AND RESTATED
EXECUTIVE SERVICES (CEO) AGREEMENT
     THIS FIRST AMENDMENT TO AMENDED AND RESTATED EXECUTIVE SERVICES (CEO) AGREEMENT (“First Amendment”) effective as of March 11, 2009 (“Effective Date”) between CDC Corporation Limited located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong (the “Company”) and Asia Pacific On-Line Limited located at Suite 3302,33/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (“APOL”). The Company and APOL are collectively referred to as the “Parties” and each, a “Party”.
     WHEREAS, APOL and the Company have previously entered into an Amended and Restated Executive Services Agreement dated December 19, 2008 (the “Existing Services Agreement”) in which APOL has agreed to provide certain Services to the Company, including the services of Mr. Peter Yip (the “Executive”) as the Chief Executive Officer and Vice-Chairman of CDC Corporation on the terms set forth herein.
     WHEREAS, the Company and APOL have agreed to amend the Existing Services Agreement in order to, among other things, revise the bonus compensation payable thereunder.
     NOW, THEREFORE, in consideration of the foregoing mutual covenants and agreements contained herein, the Parties hereby agree as follows:
1. DEFINITIONS AND INTERPRETATION
1.1 In this First Amendment, the capitalized words and expressions shall bear the same meaning as set forth in the Existing Services Agreement, unless the context otherwise requires.
2. MILESTONE ADJUSTMENT
2.1 The Company and APOL hereby agree to adjust and revise the milestone payment set forth in the first bullet point under the fourth bullet point of Section 4.2 (the “Convertible Debt Milestone”), by deleting the Convertible Debt Milestone in its entirety and inserting in lieu thereof a new paragraph pursuant to which the $350,000 bonus payout previously provided would be revised as follows:
o	$175,000 upon the achievement of at least $18.7 million in savings of interest charges that would otherwise have been payable to non affiliates as a result of purchases by the Company or its affiliates of its 3.75% Convertible Exchangeable Debentures due 2011 (the “Convertible Debt”), and another $175,000 upon the successful achievement of the payment, modification or discharge, outside of any proceeding seeking or obtaining protection against creditors, of the entire $168 million principal balance of Convertible Debt effective prior to November 10, 2009, such that the Holder Redemption Put Right (as defined in the Notes) is avoided or eliminated; and
3. SOLE AMENDMENT
     The foregoing amendment of the Executive Services Agreement shall be the sole amendment thereof, and except to the extent expressly set forth in this First Amendment, the Executive Services Agreement and all of the other terms and conditions thereof shall remain in full force and effect.

     IN WITNESS WHEREOF, this First Amendment to Amended and Restated Executive Services (CEO) Agreement has been signed by or on behalf of the parties hereto and is effective as of the date first written above.

SIGNED by Fred Wang Cheung Yue Chairman CDC Corporation Compensation Committee On behalf of CDC Corporation Limited In the presence of	) ) ) )

Date:

SIGNED by Dr. Sammy Cheng Loi Director Chinadotcom Secretarial Services Limited On behalf of CDC Corporation Limited In the presence of	) ) ) )

Date: April 23, 2009

SIGNED by Peter Yip Director On behalf of Asia Pacific Online Limited In the presence of	) ) ) )

Date: April 29, 2009

Acknowledged and agreed to by Peter Yip, as the Executive.

SIGNED by Peter Yip Executive In the presence of	) ) )

Date: April 29, 2009